UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Pharmion Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
71715B409
(CUSIP Number)
Dr. Sol J. Barer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Robert A. Cantone, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
March 7, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71715B409

1	NAMES OF REPORTING PERSONS Celgene Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), filed on November 26, 2007 by Celgene Corporation, a Delaware corporation (“Celgene”), relating to the common stock, par value $.001 per share (the “Common Stock”), of Pharmion Corporation, a Delaware corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Original Schedule 13D shall have such defined meanings in this Amendment No. 1.
Item 3. Source and Amount of Funds or Other Consideration
     Celgene used $20,212,317 of its working capital to purchase the 1,939,598 shares of Common Stock that it owned immediately prior to the consummation of the merger of a wholly owned subsidiary of Celgene (“Merger Sub”) with the Issuer. In accordance with the terms of the Agreement and Plan of Merger, dated November 18, 2007, among Celgene, Merger Sub and the Issuer (the “Merger Agreement”), these shares were cancelled at the effective time of the Merger.
     In addition, pursuant to the terms of the Merger Agreement, with respect to each issued and outstanding share of Common Stock (other than any shares of Common Stock owned by Celgene or its wholly owned subsidiaries or as to which statutory appraisal rights are perfected), Celgene will issue 0.8367 of a share of common stock, par value $.01 per share, of Celgene (“Celgene Common Stock”) and pay $25.00 in cash to the holders thereof. Celgene will use its available cash to pay the cash consideration.
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented by adding thereto the following information:
     On March 7, 2008, Celgene completed its acquisition of the Issuer pursuant to the Merger Agreement among Celgene, the Issuer and Merger Sub, that provides for the acquisition of the Issuer by Celgene by means of a Merger of Merger Sub and Issuer. The Merger was approved by the stockholders of the Issuer at a special meeting of stockholders held on March 6, 2008. The Merger became effective on March 7, 2008. As a result of the Merger, the Issuer became a wholly owned subsidiary of Celgene. As provided in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Common Stock owned by Celgene or its wholly owned subsidiaries or as to which statutory appraisal rights are perfected) was converted into the right to receive (i) 0.8367 shares of Celgene Common Stock and (ii) $25.00 in cash, without interest.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby supplemented by adding the following information:
     In accordance with the terms of the Merger Agreement and as described in Item 4 hereof, outstanding shares of Common Stock were converted into the right to receive the Merger consideration. The Merger was consummated and the Issuer became the wholly-owned subsidiary of Celgene.

S I G N A T U R E
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: March 7, 2008	CELGENE CORPORATION
	By:	/s/ David W. Gryska
David W. Gryska
Senior Vice President and Chief Financial Officer

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